                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            FORM 10-SB/A


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                First American Capital Corporation

         (Name of Small Business Issuer in its charter)


        Kansas                                  48-1187574
(State or other jurisdiction                 (I.R.S. Employer
 of incorporation or organization)           Identification No.)

3360 S.W. Harrison Street, Suite 100, Topeka, KS    66611
(Address of principal executive offices)          (Zip Code)


Issuer's telephone number, (785)267-7077


Securities to be registered under Section 12(b) of the Act:


    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered

          NONE                                           NONE



Securities to be registered under Section 12(g) of the Act:


                     Common Stock, $.10 par value
                          (Title of class)

         Preferred Stock, 6% non-cumulative, convertible, callable
                          (Title of class)

PART I

Item 1.   Description of Business

First American Capital Corporation (the "Company") was incorporated on July 10, 1996 for the purpose of forming, owning and managing life insurance companies. The Company sold 2,120,000 shares at $.10 per share to its organizing shareholders in August of 1996 for total proceeds
of $212,000.   Also, in September, 1996, the Company sold 600,000 shares
of its common stock for $1.00 per share in a separate private placement. The initial capital was used to fund the Company's efforts to register a $12,500,000 intra-state public offering with the Office of the Kansas Securities Commissioner. Included in the registration was a 10% over-sale provision. On March 11, 1997 the Office of the Kansas Securities Commissioner declared the registration statement effective.

The offering was sold in Units consisting of one share of 6% non-cumulative convertible, redeemable, $5.00 par value preferred stock and one share of no par value common stock for a total Unit cost of $25.00. The net proceeds of the offering were used to capitalize a life insurance subsidiary; form a venture capital company and provide capital for the acquisition of additional life insurance or insurance related companies. Three million dollars of the proceeds of the stock sale were used to capitalize the life insurance subsidiary, First Life America Corporation ("FLAC"). The venture capital subsidiary, Capital Venture, Inc., was formed in October of 1998 and may be capitalized with up to three million dollars on a schedule as determined by the Company's Board of Directors. Capital Venture, Inc. has yet to be capitalized and has no contemplated or pending acquisitions. The remainder of the proceeds will provide resources for one of the following:
capital for the life insurance subsidiary; provide capital for the possible acquisition of life insurance or insurance related company(s) or provide working capital. On January 10, 1999, the Company completed the intra-state public stock offering raising $13,750,000 of capital which included a 10% over-sale of $1,250,000.

First American Capital Corporation

The primary segment of the Company's operations will be life insurance. Accordingly, a significant portion of revenue will be generated by the Company's wholly owned life insurance subsidiary, FLAC. The Company has contracted with FLAC to provide services which are incident to the operations of FLAC. Under the terms of the contract, FLAC will pay the Company service fees based on percentages of first year and renewal premium income delivered by FLAC. Additional income will be provided in the form of investment income. When the venture capital subsidiary becomes operational, additional income may be provided through a service fee arrangement with the Company.

The Company has contracted with First Alliance Corporation ("FAC") of Lexington, Kentucky to provide underwriting and accounting services for FLAC. Under the terms of the management agreement, the Company pays fees based on a percentage of delivered premiums of FLAC. The percentages are 5.5% for first year premiums; 4% of second year premiums; 3% of third year premiums; 2% of fourth year premiums; 1% of fifth year premiums and 1% for years six through ten for ten year policies and .5% in years six through twenty for twenty year policies. Pursuant to the agreement, the Company incurred $816 of management fees
during 1998.   FAC is also a shareholder of the Company (see Item 7 on
Page 13).

First Life America Corporation

On October 15, 1997, FLAC received a certificate of authority from the Kansas Department of Insurance to transact life and annuity business in the state of Kansas. On November 19, 1998, life insurance operations commenced. FLAC has $3,000,000 of capital and surplus and is wholly owned by the Company. FLAC has contracted with the Company for policy administration and data processing services.

Administration

Effective December 31, 1998, FLAC entered into a service agreement with the Company. Under the terms of the agreement, the Company will provide personnel, facilities, and services incident to the operations of FLAC. FLAC will not have any employees. Service to be performed pursuant to the agreement are underwriting, claim processing, accounting, policy processing and service and other services necessary for FLAC to operate. The agreement is effective until either party provides 90 days written notice of termination. Under the agreement, FLAC pays fees based on a percentage of first year and renewal premiums delivered by FLAC. Delivered premium is defined as premium received on new written business which has been underwritten by FLAC and the policy accepted by the policy owner upon delivery by the agent. The percentages under the contract are 25% of first year life premiums; 40% of second year life premiums; 30% of third year life premiums; 20% of fourth year life premiums and 10% of life premiums in years five and thereafter. If at any time FLAC's annual premiums on new business were to exceed
$5,000,000, the provisions of the agreement will be tolled until the agreement has been resubmitted to the Kansas Insurance Department for approval. FLAC will bear the cost of all direct selling costs which include agent recruiting, training and licensing; agent commissions; any benefits or awards directly for or to agents or management including any life or health insurance to be provided; and any taxes (federal, state or county) directly related to the business of FLAC. Additionally, FLAC will be responsible for any reinsurance premiums; legal expenses related to settlement of claims; state examination fees; directors fees and directors liability insurance; interest on indebtedness; costs related to mergers or acquisitions and costs related to fulfilling obligations of the life insurance and annuity contracts written by the agents of FLAC. Pursuant to the terms of the agreement, FLAC incurred $4,081 of service fees during 1998.

Actuarial Services

On behalf of FLAC, the Company has retained the services of Bruce and Bruce Company, consulting actuaries of Lake Bluff, Illinois. Bruce and Bruce developed the product that FLAC is marketing. Mr. Robert Bruce of Bruce and Bruce has been appointed by the Board of Directors of FLAC to act as FLAC's valuation and illustration actuary.

Products of FLAC

The primary insurance product being marketed by FLAC is a modified payment whole life insurance policy with a flexible premium deferred annuity rider. A modified payment whole life insurance policy requires premium payments to be made for a certain number of years after which the policyholder is entitled to full policy benefits. Typical premium paying periods for modified payment whole life insurance polices are ten, fifteen and twenty years. FLAC's product, marketed as the "First America 2000", combines both a ten and twenty payment period based on the issue age of the insured. Issue ages from 0 to 20 and 51 through 80 are ten pay polices and issue ages from age 21 to 50 are twenty pay policies. Premium payments are split between the life and annuity based on percentages established in the product design. First year premiums payments are allocated 100% to life insurance and renewal payments are split 50% to life and 50% to annuity. The product is being sold in premium units with the ability to purchase either fractional or multiple units. At the end of the required premium paying period, the policyholder may continue to make full premium payments into the annuity rider to provide for greater annuity accumulations.

The initial product was designed to provide predetermined life insurance benefits based on the age of the insured. The base coverage decreases each year until an ultimate benefit amount is attained. The annuity rider does not contain any fees or load. Surrender charges in the annuity are based on a regressive scale which starts at 10% in the first year and decreases by 1% each year until after the tenth policy year there are no surrender charges.

Other products are also being considered. Under consideration are such products as a single premium deferred annuity and a ten year renewal term product. Marketing of these products will be used to meet niche market needs.

Product Marketing and Sales

FLAC is using the same face-to-face marketing techniques for its life insurance products as the Company did for its public stock offering. The marketing plan is designed in its entirety around the Company's stockholder base, which provides an excellent referral system for FLAC product sales.

Once FLAC develops a substantial policyholder base in Kansas, marketing efforts will expand into additional states. This expansion will depend largely on many factors, one of which is being admitted to do business in these additional states. Due to the uncertainties involved, management cannot reasonable estimate the time frame of such expansion.

FLAC's insurance operations commenced on November 19, 1998 on a limited basis for test marketing of the initial insurance market. The agency force involved in selling the public offering are being licensed through FLAC to sell the life insurance products.

Product Sales Information

The following table provides certain information about FLAC's life insurance operations for the year ended December 31, 1998. FLAC commenced selling life insurance on November 19, 1998 and accordingly, the results provided are for approximately one full month of operations:

                                                Policies    Amount of
                                                (number)    Insurance(1)
Issued during the year                             5        $ 387,000

In-force  end of year                              5          387,000

<F1>
(1) excludes accidental death benefits of $120,000


Reinsurance

In order to reduce the risk of financial exposure to adverse underwriting results, insurance companies reinsure a portion of their risks with other insurance companies. FLAC has entered into an agreement with Business Men's Assurance Company of Kansas City, Missouri, to reinsure portions of the life insurance risks it underwrites. FLAC retains a maximum of $50,000 on any one insured. At December 31, 1998, FLAC had ceded
$137,000 of ordinary business and $120,000 of accidental death benefit risk to Business Men's Assurance Company ("BMA"). In the event BMA is unable to fulfill their obligations under the reinsurance agreement, FLAC remains primarily liable. According to the reinsurance agreement, there are no premiums due on first year business.

Investments

The Company is currently seeking the services of an investment advisor to assist FLAC in managing its investments. Any Agreement for advisory services must be submitted to the Kansas Department of Insurnace for approval.


The Kansas Insurance Code restricts the investments of insurance companies by the type of investment, the amount that an insurance company may invest in one type of investment, and the amount that an insurance company may invest in the securities of any one issuer. The restrictions of the Kansas Insurance Code are not expected to have a material effect on the investment return of FLAC. The Company is not subject to the limitations which restrict the investments made by FLAC. Currently, investments are held in short-term, highly liquid securities.

Competition

The life insurance industry is extremely competitive. There are a large number of insurance companies which are substantially larger, have greater financial resources, offer more diversified product lines and have larger selling organizations than FLAC. Competition also is encountered from the expanding number of banks and other financial intermediaries that offer competing products. FLAC must also compete with other insurers to attract and retain qualified agents to market FLAC's products.

Governmental Regulation

FLAC is subject to regulation and supervision by the Kansas Department of Insurance ("KDI"). The insurance laws of Kansas give the KDI broad regulatory authority, including powers to: (i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments.

Kansas has enacted legislation which regulates insurance holding company systems, including acquisitions, extraordinary dividends, the terms of affiliate transactions, and other related matters. Currently, the Company and FLAC have registered as a holding company system pursuant to the laws of the state of Kansas.

Year 2000 Concerns

A growing concern is the ability of computer systems to accurately process date calculations in the year 2000 and beyond. The problem arises from the initial design of date values which only recognize a two digit year value. As a result, a computer may interpret a date entered for the year 2000 as the year 1900. Any computer system that performs date comparisons and calculations is exposed to such a problem. These systems are typically referred to as information technology systems ("ITS") or computer based systems. Another concern is microchips which may also be encoded with a two digit date value. These microchips are typically found in such office equipment as facsimile machines and telephone systems. These systems are referred to as non-information technology systems ("NITS").

The Company's primary exposure to any business interruption would be the result of an ITS failure. The life insurance industry relies heavily on date sensitive calculations in daily operations. The inability to process transactions could be detrimental to the Company's ability to continue operations. The Company out-sources its primary computer processing
system through Navisys, Inc. of Saint Louis, Missouri.   Navisys has
assured the Company that its hardware and software systems have been modified to eliminate any potential year 2000 problems. Testing is scheduled to be completed by mid year 1999. Evaluation of internal hardware and software is being performed. However, management does not believe that a failure of these internal systems would cause an interruption of business. Additionally, a NITS failure would not substantially disrupt operations.

The costs to address year 2000 issues have been and will continue to be relatively insignificant for the Company. All of the major costs related to the insurance processing system have been borne by Navisys. Internally, year 2000 issues may require the replacement of such items as personal computers and facsimile machines, however these are not expected to cause any significant financial impact.

The ultimate risk of the year 2000 issue is the Company's inability continue as a going concern in the event of major computer system failure. The impact could alter, not only the Company's ability to transact business, but also global financial systems. Even though the Company is confident that these issues will not cause significant internal problems, a danger exists regarding the lack of preparedness of consumers and other institutions, including federal and state government.

The Company is in the process of developing contingency plans to address any system failure related to the year 2000. These plans are expected to be completed during the summer of 1999.

Financial Information Relating to Industry Segments

Financial information related to specific segments of the Company's business are presented below. All sales of life insurance by FLAC are to unaffiliated customers.

                                                             Period from July
                                            Years ended      inception) through
                                            December 31,       December 31,

                                           1998        1997           1996
Premiums earned, net of reinsurance:
  Life and annuity insurance operations  $    16,325  $       -    $        -


Revenues:
  Life and annuity insurance operations  $    91,848  $   31,618   $        -
  Corporate operations                       273,068      43,544        4,961
    Total                                $   364,916  $   75,162   $    4,961


Income (loss) before income taxes:
  Life and annuity insurance operations  $    66,680  $    6,618   $        -
  Corporate operations                      (397,593)   (633,198)    (224,113)
    Total                                $  (330,913) $ (626,580)  $ (224,113)


Assets:
  Life and annuity insurance operations  $ 3,113,186  $ 1,231,618  $        -
  Corporate operations                     8,395,825    1,914,878      611,621
    Total                                $11,509,011  $ 3,146,496  $   611,621


Employees

As of December 31, 1998, the Company had four full time and three part time employees.

Item 2   Plan of Operation

The Company has established its initial business plan priorities summarized as follows: (i) form and capitalize a wholly-owned Kansas domiciled life insurance subsidiary with $3,000,000 of net offering proceeds; (ii) form and capitalize a wholly-owned venture capital subsidiary with $3,000,000 of net offering proceeds and (iii) use all remaining net offering proceeds for either working capital, additional capitalization of the life insurance or venture capital subsidiaries and/or acquisition of insurance-related companies.

In January of 1999, the Company completed its Kansas intra-state public stock offering raising total capital of $13,750,000. The Company's life insurance subsidiary, FLAC was capitalized with $1,200,000 on July 15, 1997. An additional $1,800,000 of capital was placed in FLAC on December 10, 1998 for total capitalization of $3,000,000. In November of 1998, FLAC began test marketing of its initial insurance product referred to as the "First America 2000". Training seminars were held in December of 1998 to prepare the Company's security sales agents for selling life insurance.

The primary revenue for the Company will be from the Insurance operations of FLAC. Other income will be provided through interest earning on capital. The Company has also proposed a venture capital subsidiary which may be capitalized with an amount not to exceed $3,000,000. The venture capital company will not commence operations until FLAC has established a solid base of insurance operations.

FLAC entered into a service agreement with the Company for policy administration. Under the terms of the agreement, the Company will provide personnel, facilities, and services incident to the operations of FLAC. FLAC will not have any employees. Service to be performed pursuant to the agreement are underwriting, claim processing, accounting, policy processing and service and other services necessary for FLAC to operate. Payment pursuant to the agreement will be based on a percentage of life insurance sales of FLAC. Management does not anticipate a need to hire a significant number of additional personnel in the next 12 months.

Life Insurance Subsidiary

FLAC is using the same face-to-face marketing techniques for its life insurance products as the Company did for its public stock offering. The marketing plan is designed in its entirety around the Company's stockholder base, which provides an excellent referral system for FLAC product sales. The Company's security sales agent's licenses will be terminated and they will become life insurance agents for FLAC. FLAC will also hire individuals who have a long-range goal to be a career life insurance agent. The recruiting, training and hiring of captive agents (agents who sell only FLAC's products) will be a continuous process for FLAC.

The primary insurance product being marketed by FLAC is a modified payment ordinary life insurance policy with a flexible premium deferred annuity rider. A modified payment life insurance policy requires premium payments to be made for a certain number of years after which the policyholder is entitled to full policy benefits. Typical premium paying periods for modified payment whole life insurance polices are ten, fifteen and twenty years. FLAC's product, marketed as the "First America 2000", combines both a ten and twenty payment period based on the issue age of the insured. Issue ages from 0 to 20 and 51 through 81 are ten pay polices and issue ages from age 21 to 50 are twenty pay policies. Premium payments are split between the life and annuity based on percentages established in the product design. First year premiums payments are allocated 100% to life insurance and renewal payments are split 50% to life and 50% to annuity. The product is being sold in premium units with the ability to purchase either fractional or multiple units. At the end of the required premium paying period, the policyholder may continue to make full premium payments into the annuity rider to provide for greater annuity accumulations.

The initial product was designed to provide predetermined life insurance benefits based on the age of the insured. The base coverage decreases each year until an ultimate benefit amount is attained. The annuity rider does not contain any fees or load. Surrender charges in the annuity are based on a regressive scale which starts at 10% in the first year and decreases by 1% each year until after the tenth policy year there are no surrender charges.

Other products are also being considered. Under consideration are such products as a single premium deferred annuity and a ten year renewal term product. Marketing of these products will be used to meet niche market needs.

Underwriting guidelines as established will have a direct impact on FLAC's operating results. If the underwriting standards established are not adequate, desired operating results will not be realized. Generally, when underwriting standards are less restrictive, more mortality claims will result and vice versa. Underwriting standards have a direct impact on the pricing structure of a product. The less restrictive the underwriting standards, the higher the product needs to be priced in order to allow for a higher incident of mortality. This higher incident of mortality is also reflected in greater policy reserves being established. FLAC has established underwriting guidelines consistent with its product pricing structure.

FLAC will adopt an investment policy in compliance with the insurance laws of the State of Kansas. The type and amount of investments which can be made by a life insurance company domiciled in the State of Kansas are specifically controlled by Article 2b of Kansas Statutes Annotated Chapter 40.

In order to reduce the risk of financial exposure to adverse underwriting results, insurance companies reinsure a portion of their risks with other insurance companies. FLAC has entered into an agreement with Business Men's Assurance Company ("BMA") of Kansas City, Missouri, to reinsure portions of the life insurance risks they underwrite. BMA is rate A+ by A.M. Best and Company insurance rating service. FLAC retains a maximum of $50,000 on any one insured.

Capital provided from the public offering will provide a considerable amount of operating funds for current and future operations. The
Company does not anticipate any situations which would cause significant capital requirements and should be able to satisfy its cash requirements for at least the next 12 months. The operations of FLAC should provide ample cash flows from premium income and investment income to meet operating requirements. Life insurance contract liabilities are generally long term in natural and are generally paid from future cash flows.

Item 3.  Description of Property

The Company is currently located in approximately 2,700 square feet of leased office space at 3360 S.W. Harrison Street, Topeka, Kansas 66611. This lease commenced on July 11, 1996 and is for a three year period that expires on July 31, 1999. Annual rent is $31,671. The Company is currently assessing whether additional space may be required when the lease expires in July of 1999. Neither the Company nor any of its subsidiaries owns any real estate.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of March 1, 1999, regarding ownership of Common Stock of the Company by (i) the only persons known by the Company to own beneficially more than 5% thereof; (ii) the directors individually; and (iii) all officers and directors as a group. This table assumes that all the Preferred Stock is converted into Common Stock
(see Item 8 on Page 13).

                                               Amount and
                                               Nature of
Name and Address of                            Beneficial
Beneficial Owner            Position           Ownership     Percent of Class

Michael N. Fink             Chairman of the      125,000               2%
1121 Chetford Drive         Board
Lexington, KY 40509

Rick D. Meyer               President and        526,000              10%
3500 SW 29th Street         Director
Topeka, KS 66611

Chris J. Haas               Secretary/Treasurer   75,000               1%
1183 Sheffield Place        and Director
Lexington, KY 40509

Danny N. Biggs              Director              40,000 (1)           *
2601 Canterbury
Great Bend, KS 66045

Paul Burke                  Director              50,000               *
26391 Cedar Niles Circle
Olathe, KS 66061





Ed C. Carter                Director              65,000 (2)           1%
4100 Wimbledon Drive
Lawrence, KS 66047

Kenneth Frahm               Director              40,000               *
6005 SW 39th Street
Topeka, KS 66610

John Hadl                   Director              40,000               *
1185 N 1700 Road
Lawrence, KS 66045

Steve Irsik, Jr.            Director              60,000               1%
05405 Six Road
Ingalls, KS 67853

John G. Montgomery          Director              45,000               *
510 Redbud Lane
Junction City, KS 66441

Harland E. Priddle          Director              40,000               *
102 North Bunker Hill Dr
Junction City, KS 66441

Gary E. Yager               Director              40,000               *
3521 SW Lincolnshire
Topeka, KS 66614

First Alliance Corporation  5% or more           525,000  (3)         9.9%
2285 Executive Drive        shareholder
Suite 308
Lexington, KY 40505

All Directors and Officers                     1,146,000               22%
as a Group

*   Indicates less than 1% ownership.

<F1>
(1) Excludes 5,000 shares held by his son as to which Mr. Biggs disclaims beneficial ownership.
<F2>
(2) Excludes 20,000 shares held by Becky Carter, Mr. Carter's wife, as to which Mr. Carter disclaims beneficial ownership.
<F3>
(3) FAC is a financial services holding company based in Lexington, Kentucky, which wholly owns a life insurance and venture capital subsidiaries. Messrs. Fink and Haas are officers and directors of FAC.



Item 5.  Directors and Executive Officers


The current Executive Officers and Directors of the Company are as follows:

Name                        Age                   Position
Michael N. Fink              43                   Chairman of the Board

Rick D. Meyer                47                   President and Director

Chris J. Haas                53                   Secretary/Treasurer and
                                                    Director

Danny N. Biggs               62                   Director

Paul Burke                   65                   Director

Ed C. Carter                 56                   Director

Kenneth Frahm                52                   Director

John Hadl                    59                   Director

Steve Irsik Jr.              52                   Director

John G. Montgomery           59                   Director

Harland E. Priddle           68                   Director

Gary E. Yager                44                   Director


The Directors serve until their successors are elected and qualified. Directors will be elected annually by the stockholders. The Executive Officers serve at the discretion of the Board of Directors. The President, Secretary and Treasurer are elected at the annual meeting of the Board, while the other officers are elected by the Board from time to time as the Board deems advisable. The Executive Officers and Directors also hold the same positions for the Company's subsidiaries. The following is a brief description of the previous business background of the Executive Officers and Directors:

Michael N. Fink. Mr. Fink has eighteen years of experience in the insurance industry, primarily in sales management. From 1981 to 1984, Mr. Fink was an agent, District Director, and Regional Director with Liberty American Assurance Company in Lincoln, Nebraska. In 1984, Mr.
Fink transferred to an affiliated company, Future Security Life, in Austin, Texas, where he served as Regional Director and Agency Director until 1988. In March 1988, Mr. Fink became affiliated with United Income,
Inc. and United Security Assurance Company as Agency Director and
Assistant to the President. In June 1993, Mr. Fink left the United Companies and became President of First Alliance Corporation and its life insurance and venture capital companies.

Rick D. Meyer. Mr. Meyer has seventeen years of experience in the insurance industry, primarily in sales management. From May 1982 to October 1984, Mr. Meyer was a life insurance agent, District Director and Executive Sales Director with Liberty American Assurance Company in
Lincoln, Nebraska. In October 1984, Mr. Meyer transferred to an affiliated company to become Agency Director. In 1985, Mr. Meyer left Liberty
American to become an organizer and Zone Sales Director for United
Trust, Inc. in Springfield, Illinois. In January 1988, Mr. Meyer transferred to Columbus, Ohio to assist in the organization of United Income, Inc. and served as Zone Sales Manager. While with United Income, he was promoted to Training Director in 1991 and to Agency Director in 1993.
Mr. Meyer left the United Companies in January 1996 to form the Company.

Chris J. Haas. Mr. Haas has twenty years of experience in the insurance industry primarily in the areas of financial and operations administration. He served as Chief Financial Officer of Life of Indiana Corp. from June
1979 to June 1987. He then served as Chairman of the Board and President of ROI Corporation from June 1987 to June 1989. Mr. Haas became associated with United Trust, Inc., an Illinois insurance holding company, in March of 1990 as that company's Chief Financial Officer. He also served as Executive Vice-President of the Ohio-based United Income, Inc. and Chief Financial Officer of United Security Assurance Company from March 1990 to March of 1993. Mr. Haas left the United Companies in April 1993 to become the Chairman and Secretary/Treasurer of First Alliance Corporation and its life insurance and venture capital subsidiaries. Mr. Haas is a Certified Public Accountant (Inactive) and a Fellow of Life Management Institute (FLMI). He served as an audit Manager at Arthur
Young & Company in Indianapolis, Indiana, from October 1976 to June
1979.  Mr. Haas holds a B.S. in accounting from Ball State University.

Danny N. Biggs. Mr. Biggs is Vice-President, Partner, General Superintendent and Director of Pickrell Drilling Company, Inc., Mobile Drilling Company, Inc.; Central Dirt Service, Inc., and Pickrell Acquisitions, Inc. and also a Partner in Kelly Petroleum. Mr. Biggs is a past President of the Kansas Independent Oil & Gas Association
("KIOGA") and is currently a member and director of KIOGA, director and president of Kansas Oil & Gas Hall of Fame & Museum Foundation and director of Barton County Historical Foundation. He is a member of the Great Bend Chamber of Commerce, American Petroleum Institute,
Interstate Oil & Gas Compact Commission Crude Oil Policy Committee, Association of Energy Service Companies and the Independent Petroleum Association of America. He served as Chairman of the Mid-America Oil
& Gas Technology Exposition, Vision 2000 Area Relations/Image
Committee, KIOGA Membership Committee and general Chairman of the
1992 KIOGA Convention. Mr. Biggs is actively involved in numerous other business, civic and religious organizations including prior service as an Elder in the Presbyterian Church.

Paul "Bud" Burke.  Mr. Burke is the President of Issues Management
Group, Inc., a public relations and governmental affairs consulting company. Mr. Burke served as a member of the Kansas State Senate from 1975 to January 1997 and served as the President of the Senate from 1989 until his retirement in 1997. During his tenure in the Kansas Senate, Mr. Burke served as Chairman of the Organization, Calendar and Rules, Legislative Coordinating Council and Interstate Cooperation Committees.
Mr. Burke was a majority leader of the Senate from 1985 to 1988.  Mr.
Burke has served in numerous national, state and local leadership positions including past positions as a member of the President's Advisory
Commission on Intergovernmental Relations. He is also the former owner of WEBBCO, Inc., an industrial engineering and equipment company. Mr. Burke received his Bachelor of Science degree in business from the University of Kansas in 1956.

Ed C. Carter. Mr. Carter is an entrepreneur and real estate developer. Mr. Carter is a retired senior executive (1963-1992) with the Kansas Southwestern Bell Telephone Company. He served in numerous senior executive positions including Division Manager Regulatory Relations, Regional Vice President Southwestern Bell Telecom, a start up company serving a four state area, and Kansas Director of Marketing and District Manager Residence Service Centers. Mr. Carter served as City
Commissioner and Mayor of Lawrence, Kansas from 1977 to 1981. He was a director and President of Lawrence, Kansas Rotary Club, past Executive Board Member of the Kansas State Chamber of Commerce, past Chairman of the Douglas County United Fund and Director and President of Junior Achievement. He is a Co-Recipient of the Outstanding Kansan
Award for Civic Service. Mr. Carter was a member and All Conference guard on the Pittsburgh State University National Championship Football Team. He received his B.A. in Business Administration from Pittsburgh
State University in 1963.

Kenneth Frahm. Mr. Frahm is President of the Kansas Development and Finance Authority. He has been a self-employed farmer since 1975. He currently owns 1,200 acres of irrigated corn and dryland wheat production land and manages an additional 4,500 acres, producing over 400,000 bushes of grain per year.  Mr. Frahm's operating entities include Allied
Family Farm and Grain Management, Inc.   He is past Chairman and
current member of the Board of Directors of 21st Century Alliance, a closed co-op looking for value-added investments, a former member of the Board of Directors of Bank IV Community Bank in Colby. In addition,
Mr. Frahm is a member of the Agricultural Use Value Committee of the Kansas Department of Revenue, a member of the Board of Directors of the Kansas Area United Methodist Foundation and Chairman of its Investment Committee, Past President and Paul Harris Fellow of the Rotary, a member of the Kansas Farm Bureau, Kansas Livestock Association, Kansas Corn Growers Association, Kansas Association of Wheat Growers and Vice President of the Kansas Water Resources Association. Mr. Frahm is married to Sheila Frahm, a former Kansas United States Senator and has three daughters. Mr. Frahm received his B.A. in Economics in 1968 from Fort Hays Kansas State College and his M.B.A. in Finance in 1969 from the University of Texas at Austin.

John Hadl. Mr. Hadl is an Associate Athletics Director at the University of Kansas in Lawrence, Kansas, and he also heads the Williams
Educational Fund, which provides scholarship assistance to more than 400 male and female Kansas University student-athletes. With a membership of over 3,500 donors, the Williams Fund raised in excess of $3 million last year to pay the scholarship expenses of student-athletes. Prior to becoming the Associate Athletics Director, Mr. Hadl served as an Assistant Athletic Director and member of the KU football coaching staff. Mr. Hadl was a three year letterman at KU, earning All-American honors at two different positions-as a halfback in 1960 and as a quarterback in 1961. He was All -Conference three times. After his college career, Mr. Hadl, went on to play professional football for 18 seasons in the AFL, NFL with San Diego, Los Angeles, Green Bay and Houston. He was NFL Man of the Year in
1971 and the NFL's Most Valuable Player in 1973. He played in four AFL All-Star games, three title games and led the league in passing in 1968 and in 1971. In December of 1994, Mr. Hadl was inducted into the College Football Hall of Fame.

Steve Irsik, Jr. Mr. Irsik owns and operates a multi-county agri-business centered in western Kansas. The business deals with both irrigated and dry land wheat, grain sorghum and corn, a yearling steer operation utilizing native grass and wheat pasture. Mr. Irsik also owns a ranch operation which maintains a spring and fall cow herd, employing "Embryo Transfer" for the development of registered Angus bulls. Mr. Irsik is one of the owners of Irsik and Doll Company, a grain storage, merchandising and full feeding cattle operation with facilities across the State of Kansas. Mr. Irsik is actively involved in public service and has been elected to serve a third term on the Gray County Commission. He currently serves as a Board member of Dodge City Federal Land Bank, and 21st Century Alliance. He is Chairman of the Kansas Ogallala Task Force, which focuses on highlighting the importance of the Ogallala region and its water supply to agriculture, the State of Kansas & the nation. Mr. Irsik has served as a past Board member of the Southwest Kansas Irrigation Association, Upper Ark
Basin Advisory committee and the Ground Water Management District #3.
He received his undergraduate degree from Kansas State University in 1969.

John G. Montgomery. Mr. Montgomery is the President of Montgomery Communications, Inc. of Junction City, Kansas. He is a newspaper publisher and TV station owner. He is also Vice President of Travel
Centre in Junction City. His current business affiliations include Directorship's with the Associated Press, New York City; First National Bank, Junction City; Automobile Club of Kansas and Sprint/UTS Midwest.
He is also President of the Junction City Housing and Development Corporation. From 1964 to 1973 he was the Assistant to the President at the San Francisco Newspaper Printing Company. Mr. Montgomery is a member of the InterAmerican Press Association, Inland Daily Press Association & the Kansas Press Association. He was Civilian Aid to the Secretary of the Army of Kansas from 1979-1981 and has again served in that role since 1995. He has extensive state government service including Past Chairman of the Kansas Board of Regents, Past member of the Washburn University Board of Regents, Kansas, Inc. - Science and
Technology Council, and 1986 Democratic nominee for Lieutenant
Governor. His considerable civic involvement, in part, includes being past President of the Junction City Chamber of Commerce, Director and past President of the United Way, past Board member of the Boy Scouts of America, Coronado Council, past Director of the YMCA, Trustee of the William Allen White Foundation, Co-chair of Economic Lifelines, Board member of Kansas Wildscape and the Kansas 4-H and a member of the Rotary Club. Mr. Montgomery has received the 1975 Jaycees
Outstanding Young Man of Kansas Award, 1975 Junction City Jaycees Distinguished Service Award and the Department of the Army, Patriotic Civilian Service Award. He graduated from the Philips Academy,
Andover, Massachusetts, in 1958, Yale University in 1962, receiving a Bachelor of Arts Degree, and from Stanford University in 1964, where he received his MBA Degree.

Harland E. Priddle. Mr. Priddle is retired. He is the former Chairman and Chief Executive Officer of Network Trade Associates and President and Chief Executive Officer of Mid-American International Trade Services,
L.C. Mr. Priddle is the former Kansas Secretary of Agriculture and served as the first Kansas Secretary of Commerce. As the first Secretary of

Commerce, he was directly involved in the creation of such programs as Kansas, Inc., Kansas Technology Enterprise Corporation, Kansas
Development Finance Authority and the Kansas Venture Capital Corp. He was candidate for Lt. Governor of Kansas in 1990. He was the Deputy Director of the White House Communications Agency for the President for a period of four years where he provided support and accompanied the President on approximately 200 Presidential trips. Mr. Priddle specializes in international trade relations. Mr. Priddle was the Vice President for Marketing and Customer Services for the Hutchinson National Bank from
1978 to 1981. He retired from the United States Air Force after 22 years with the rank of Colonel. While in the Air Force, he received 17 military decorations including the Bronze Star and two Legions of Merit. He received a B.S. in Agriculture from Kansas State University in 1952.

Gary Yager. Mr. Yager recently became Executive Vice President and Chief Executive Officer and Senior Lender of the Columbian Bank of Topeka, Kansas. From October 1986 to December 1995, Mr. Yager served as either the Vice President and Branch Manager or the Vice President of Commercial Loans for the Commerce Bank and Trust of Topeka, Kansas.
From 1976 to 1986, he served in various management positions with Bank IV of Topeka including Assistant Vice-President of Correspondent
Banking and Branch Manager. Mr. Yager is currently a member of the Board of Directors of the Young Bank Officers of Kansas, Topeka-Shawnee County Certified Development Corporation, Contemporary
Housing Alternatives of Topeka, and Quail Unlimited. He is a member of the Topeka Chamber of Commerce, former member of the Board of Directors of the Topeka Family Service and Guidance Center, and former advisor of Junior Achievement. He is a past member of the Topeka Active 20-30 Club, where he served in numerous leadership roles including President and Treasurer. Mr. Yager received his BA degree in Business Administration from Washburn University of Topeka in 1976.

Item 6.  Executive Compensation



The following table sets forth amounts earned by executive officers as compensation over the past three years:


                                               Annual Compensation

                                                               Other Annual
Name and Principal Position      Year   Salary ($)  Bonus($) Compensation($)(1)

Rick D. Meyer                    1998     77,500     50,000        7,200
President and Director           1997     75,000     25,000        7,200
                                 1996     30,481          -        3,000

Michael N. Fink                  1998     63,000     36,000        4,800
Chairman and Director            1997     60,000     18,000        4,800
                                 1996     24,385          -        2,000

Chris J. Haas                    1998     31,000     18,000        2,400
Secretary/Treasurer              1997     30,000      9,000        2,400
 and Director                    1996     12,192          -        1,000

<F1>
 (1) Amounts paid for auto allowance.


Executive Employment Agreements

On October 30, 1998, the Company entered into Executive Employment Agreements with Messrs. Fink, Meyer and Haas. The employment agreements are for a term of four years beginning November 1, 1998.
Annual compensation under the agreement is $90,000, $72,000 and $36,000 for Messrs. Meyer, Fink and Haas, respectively. Incentive compensation is earned based on percentages of first year life and renewal premiums of FLAC's First America 2000 product. Also included in the agreement is an annual auto allowance of $7,200, $4,800 and $2,400 for Messrs. Meyer, Fink and Haas, respectively. Mr. Fink and Mr. Haas devote 40% and 20% of their time to the operations of the Company while Mr. Meyer devotes 100% of his time to the Company.

Item 7   Certain Relationships and Related Transactions

Messrs. Michael Fink, Rick Meyer and Chris Haas and First Alliance Corporation should be considered promoters of the Company.
Collectively, they hold 1,251,000 shares of Common Stock in the Company for which they paid aggregate consideration of $125,100 or $.10 per share.

The Company's short-term investments consisting of certificates of deposit are purchased through Columbian Bank. Mr. Gary Yager, a Director of the Company, is the Chief Executive Officer of this bank.

The Company has contracted with First Alliance Corporation ("FAC") of Lexington, Kentucky to provide underwriting and accounting services for FLAC and the Company. Under the terms of the management agreement, the Company pays fees based on a percentage of delivered premiums of FLAC. The percentages are 5.5% for first year premiums; 4% of second year premiums; 3% of third year premiums; 2% of fourth year premiums; 1% of fifth year premiums and 1% for years six through ten for ten year policies and .5% in years six through twenty for twenty year policies. Pursuant to the agreement, the Company incurred $816 of management fees
during 1998.   FAC will own approximately 9.9% of the Company's
outstanding common stock assuming all shares of the Company's outstanding Preferred Stock are converted to Common Stock.

Item 8   Description of Securities

The Company is presently authorized to issue 8,000,000 shares of Common Stock, $.10 par value, and 550,000 shares of Preferred Stock
$5.00 par value, all of which has been designated 6% non-cumulative, convertible and callable preferred stock. As of March 1, 1999, there were a total of 3,250,000 shares of Common Stock (excluding 20,000 shares held in treasury) and 550,000 shares of Preferred Stock outstanding, respectively. The Company anticipates that all outstanding shares of Preferred Stock will be converted to Common Stock resulting in 5,450,000 shares of Common Stock outstanding.

Common Stock

The holders of Common Stock are entitled to one vote for each share of Common Stock held of record in each matter submitted to a vote of stockholders. Cumulative voting in the election of directors is not allowed and, therefore, the holders of a majority of the outstanding Common Stock represented at any meeting at which a quorum is present will be able to elect all the directors. A majority of the outstanding shares of Common Stock entitled to vote constitutes a quorum at any stockholder meeting. There are no preemptive or other subscription rights, conversion rights, registration or redemption provisions with respect to any shares of Common Stock.

Holders of Common Stock are entitled, subject to the prior rights of holders of any Preferred Stock, then outstanding, to such dividends as the Board of Directors, in its discretion, may declare out of legally available funds. In the event of liquidation, holders of Common Stock are entitled, subject to the prior rights of holders of any Preferred Stock then outstanding, to participate pro rata in all assets, if any, of the Company remaining after the payment of all liabilities.

Description of Preferred Stock

The Board of Directors of the Company, without further action by the stockholders, may issue shares of Preferred Stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights, and the designation of a number of shares constituting any wholly unissued series of Preferred Stock.

All of the 550,000 shares designated as Preferred Stock have identical terms and characteristics. The following is a summary description of the principal terms of the Preferred Stock under the Certificate of Designations filed with the Secretary of State of the State of Kansas on ("Certificate of Designations"). The summary description does not purport to be complete and is subject to and qualified in its entirety by the Certificate of Designations. The terms used and not otherwise defined herein have the meanings ascribed to such terms in the Certificate of Designations.

Each share of Preferred Stock may be converted, at the holder's option, into four shares of Common Stock until six months after the completion or termination of this Offering. Each subscriber was given the opportunity to exercise the conversion option at the time he or she signed a Subscription Agreement. The Company anticipates that at the end of the conversion period all shares of Preferred Stock will have been converted to Common Stock.

If the holders of Preferred Stock do not exercise the options set forth in the preceding paragraph, then the Company may call at any time or from time to time all or any portion of the shares of Preferred Stock by paying the holder $25.00 per preferred share, plus any declared but unpaid dividends.
 In the event the preferred shares are called, the holder retains one share of common stock per Unit purchased. Determination of shares to be called will be made by the Board of Directors by lot or pro rata, as the Board determines. The decision to call the Preferred Stock is solely within the discretion of the Company. There can be no assurance that the Company will elect to make this call or that funds will be available for such purpose.

Holders of preferred shares are entitled to receive cash dividends, when and if declared by the Board of Directors out of funds legally available therefor, at the rate of 6% of the $5.00 par value per annum ($.30 share) payable annually. Such a dividend is in preference to and in priority over dividends (other than stock dividends) on the shares of Common Stock. Dividends on the Preferred Stock are non-cumulative. Holders of the Preferred Stock have no voting rights except as may be required by Kansas law.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

(a.) Market Information

As of March 1, 1999, there was no established public market for the Company's common stock. Pursuant to the terms and conditions of the Company's public offering, no resales or transfers of the shares are permitted for nine months after the completion of the offering. The public offering was completed on January 10, 1999 and the shares will become tradeable on October 10, 1999.

(b.) Holders

As of March 1, 1999, there are approximately 4,500 shareholders of the Company's outstanding common stock and preferred stock.

(c.) Dividends

The Company has not paid any cash dividends since inception (July 10, 1996). Additionally, dividends are not anticipated in the foreseeable future.

Item 2   Legal Proceedings

Neither the Company nor any of its principals are presently engaged in any material pending litigation which might have an adverse impact on its net assets.

Item 3 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Ernst & Young LLP of Louisville, Kentucky were independent auditors for the Company for the period from July 10, 1996 (date of inception) through December 31, 1997.

As of September 16, 1998, the Company changed auditors to Kerber, Eck and Braeckel, LLP. The Audit Committee of the Board of Directors approved the change of independent auditors to Kerber, Eck and Braeckel, LLP of Springfield, Illinois.

Ernst & Young LLP did not issue a report on the financial statements for either of the past two years which contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Ernst & Young LLP.

Item 4   Recent Sales of Unregistered Securities

During the last three fiscal years, the Company has sold securities in reliance on exemptions from registration permitted by the Act and the rules thereunder.

The Company sold 2,120,000 common stock at $.10 per share to its organizing shareholders on August 19, 1996 for total proceeds of $212,000. This private offering was conducted in reliance on the exemptions from registration provided by Rule 506 of Regulation D of the Securities and Exchange Commission. In September of 1996, the
Company sold 600,000 shares of its common stock for $1.00 per share in a separate private placement to persons with whom the Company had pre-existing personal and business relationships. The second private offering was conducted in reliance on Rule 506 of Regulation D. The initial capital from these separate private offerings was used to fund the Company's efforts to register an intra-state public offering in the state of Kansas.

On March 11, 1997 the Office of the Kansas Securities Commissioner declared the Company's registration statement effective. The Company's intra-state offering was completed on January 10, 1999 raising total capital of $13,750,000. The offering was sold in Units consisting of one share of 6% non-cumulative convertible, redeemable, $5.00 par value preferred stock and one share of no par value common stock for a total Unit cost of $25.00. The offering resulted in the Company selling 550,000 shares of its Common Stock and 550,000 shares of its Preferred Stock. The
Company licensed its agents through the Office of the Kansas Securities Commissioner to offer the stock on its behalf. Total commissions paid on the sales did not exceed 10%.

The securities offered in the public offering were not registered under the Securities Act in reliance on Rule 147 thereunder which exempts securities offered and sold on a wholly intra-state basis. A condition of the exemption is that during the period which the securities that are a part of an issue are being offered and sold by the issuer, and for a period of nine months from the date of the last sale by the issuer of such securities, all resales of any part of the issue, by any person, shall be made only to persons resident within the state of offer.

Item 5   Indemnification of Directors and Officers

The Company indemnifies and protects any Director or Officer to the fullest extent permitted by Kansas law as set forth in the Company's articles of incorporation.

                 PART F/S

The consolidated financial statements of First American Capital
Corporation presented in this report are listed in the index on Page F-1.

                 PART III

Item 1   Index to Exhibits and Item 2  Description of Exhibits

Exhibit No.    Description

2.1      Articles of Incorporation of the Company

2.2      By-Laws of the Company

3        Certificate of Designation 6% Non-Cumulative,
         Convertible, Callable Preferred Stock

6.1      Lease

6.2      Form of Advisory Board Contract

6.3      Service Agreement between Company and FLAC

6.4      Management Agreement between Company and FAC

6.5      Employment Agreement of Rick D. Meyer

6.6      Employment Agreement of Michael N. Fink

6.7      Employment Agreement of Chris J. Haas

12       Letter of Former Accountants

27       Financial Data Schedule

                SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              FIRST AMERICAN CAPITAL CORPORATION

                              /s/ Rick D. Meyer
                              By: Rick D. Meyer, President

FIRST AMERICAN CAPITAL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                     Page
Consolidated Financial Statements                                   Numbers


Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . F-2

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . F-3

Consolidated Balance Sheets as of December 31, 1998 and 1997. . . . . F-4

Consolidated Statements of Operations for the periods ended
   December 31, 1998 and 1997 and the period from July 10, 1996
   1996 (date of inception) through December 31, 1996 . . . . . . . . F-6

Consolidated Statements of Changes in Shareholders' Equity for
   the periods ended December 31, 1998 and 1997 and the period from
   July 10, 1996 (date of inception) through December 31, 1996. . . . F-7

Consolidated Statements of Cash Flows for the periods ended
   December 31, 1998 and 1997 and the period from
   July 10, 1996 (date of inception) through December 31, 1996. . . . F-8

Notes to Consolidated Financial Statements. . . . . . . . . . . . . . F-9

Independent Auditor's Report

Board of Directors and Shareholders
First American Capital Corporation


   We have audited the accompanying consolidated balance sheet of First American Capital Corporation (a Kansas corporation) and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First American Capital Corporation and subsidiaries as of December 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/KERBER, ECK & BRAECKEL LLP


Springfield, Illinois
February 18, 1999

Report of Independent Auditors


To Shareholders and Board of Directors
First American Capital Corporation

We have audited the accompanying consolidated balance sheet of First American Capital Corporation as of December 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 1997 and for the period from July 10, 1996 (date of inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First American Capital Corporation and subsidiary at December 31, 1997, and the results of their operations and their cash flows for the year ended December 31, 1997 and for the period from July 10, 1996 (date of inception) through December 31, 1996, in conformity with generally accepted accounting principles.



/s/ERNST & YOUNG LLP

Louisville, Kentucky
February 27, 1998


FIRST AMERICAN CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                      December 31,

                                                1998               1997
Assets
Investments:
   Short-term investments                  $ 10,718,261        $  2,923,339
                                           ------------        ------------
Total investments                            10,718,261           2,923,339

Cash and cash equivalents                       624,919             120,658
Accrued investment income                        53,444              26,227
Deferred policy acquisition costs
 (net of $229 of amortization)                   13,119                   -
Prepaid expenses                                  7,921               7,355
Office furniture and equipment,
   less accumulated depreciation of
   $17,005 and $6,756 in 1998 and
   1997, respectively)                           30,843              13,498
Leasehold improvements (net of
   accumulated amortization of
   $2,738 and $1,605 at December 31,
   1998 and 1997, respectively                      662               1,795
Advances to agents                               54,585              50,031
Other assets                                      5,257               3,593
                                           ------------        ------------
Total assets                               $ 11,509,011        $  3,146,496
                                           ============        ============

See notes to consolidated financial statements.


FIRST AMERICAN CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS (continued)

                                                      December 31,

                                                1998               1997
Liabilities and Shareholders' Equity

Policy and contract liabilities:
  Life policy reserves                     $      5,494        $          -
  Deposits on pending policy
   applications                                   9,554                   -
                                           ------------        ------------
Total policy and contract liabilities            15,048                   -

Federal income taxes payable:
  Current                                         4,444                 993
  Deferred                                        4,277                   -
Commissions, salaries, wages and
  benefits payable                                2,832             111,385
Accounts payable and accrued expenses            26,443              16,808
Accounts payable to affiliate                    15,129               6,914
                                           ------------        ------------
Total liabilities                                68,173             136,100


Shareholders' equity:
Preferred stock, 6% non-cumulative
  convertible callable, $5.00 par and
  liquidation value; 550,000 shares
  authorized; 541,506 and 140,938
  outstanding at December 31, 1998 and
  1997, respectively                          2,707,530             704,690
Common stock, no par value, 8,000,000
  shares authorized; 2,720,000 shares
  issued and 3,261,500 outstanding at
  December 31, 1998 and 2,720,000 shares
  issued and 2,840,938 outstanding at
  December 31, 1997                             326,150             286,094
Additional paid in capital                    9,600,478           2,873,298
Retained earnings - deficit                  (1,191,320)           (851,686)
Less: 20,000 treasury shares held at cost        (2,000)             (2,000)
                                           ------------        ------------
Total shareholders' equity                   11,440,838           3,010,396
                                           ------------        ------------
Total liabilities and shareholders' equity $ 11,509,011        $  3,146,496
                                           ============        ============

See notes to consolidated financial statements.


FIRST AMERICAN CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                          Period from July 10
                                                             1996(date of
                                                          inception) through
                            Years ended December 31,          December 31,

                             1998              1997               1996
Revenues
  Premium income          $   16,325        $        -         $        -
  Net investment income      348,591            75,162              4,961
                          ----------        ----------         ----------
  Total revenue              364,916            75,162              4,961

Benefits and expenses
  Increase in policy
   reserves                    5,494                 -                  -
  Commissions                  9,267                 -                  -
  Policy acquisition
   costs deferred            (13,348)                -                  -
  Amortization of
   deferred policy
   acquisition costs             229                 -                  -
  Selling, administrative
   and general insurance
   expenses                   17,470                 -                  -
  Salaries, wages and
   employee benefits         401,939           448,134             85,165
  Professional fees           43,293            34,289                  -
  Administrative fees
   - related party            24,816            21,000              4,000
  Advisory board and
   directors fees             16,503             7,800                  -
  Rent expense                33,066            40,136             17,073
  Depreciation and
   amortization expense       11,547             6,448              1,913
  Survey fees and expenses         -             7,267             70,372
  Organizational expenses          -            17,500             20,034
  Other operating costs
   and expenses              145,553           119,168             30,517
                          ----------        ----------         ----------
  Total benefits and
   expenses                  695,829           701,742            229,074
                          ----------        ----------         ----------
Loss before income
 tax expense                (330,913)         (626,580)          (224,113)
                          ----------        ----------         ----------
Income tax expense             8,721               993                  -
                          ----------        ----------         ----------
Net loss                  $ (339,634)       $ (627,573)        $ (224,113)
                          ==========        ==========         ==========
Net loss per common
 share-basic and diluted  $    (0.11)       $    (0.23)        $    (0.08)
                          ==========        ==========         ==========

See notes to consolidated financial statements.


FIRST AMERICAN CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY

                                                          Period from July 10
                                                             1996(date of
                                                          inception) through
                            Years ended December 31,          December 31,

                             1998              1997               1996
Preferred stock:
 Balance, beginning
  of year                 $  704,690        $        -         $        -
   Sale of shares in
    public offering
    (400,568 shares
    in 1998 and
    140,938 shares
    in 1997)               2,002,840           704,690                  -
                          ----------        ----------         ----------
  Balance, end of year     2,707,530           704,690                  -


Common stock:
   Balance, beginning
    of year                  286,094           272,000                  -
   Sale of 2,120,000
    initial shares
    at $.10 per share              -                 -            212,000
   Sale of 600,000
    private placement
    shares at $1.00
    per share                      -                 -             60,000
   Sale of shares in
    public offering
    (400,568 shares
    in 1998 and 140,938
    shares in 1997)           40,056            14,094                  -
                          ----------        ----------         ----------
   Balance, end of year      326,150           286,094            272,000

Additional paid-in capital:
  Balance, beginning
   of year                 2,873,298           519,423                  -
  Sale of 600,000 private
   placement shares at
   $1.00 per share                 -                 -            540,000
  Cost of private
   placements                      -                 -            (20,577)
  Sale of shares in
   public offering
   (400,568 shares
   in 1998 and 140,938
   shares in 1997)         7,971,303         2,804,666                  -
  Cost of public
   offering               (1,244,123)         (450,791)                 -
                          ----------        ----------         ----------
   Balance, end of year    9,600,478         2,873,298            519,423

Retained earnings-deficit:
  Balance, beginning
   of year                  (851,686)         (224,113)                 -
  Net loss                  (339,634)         (627,573)          (224,113)
                          ----------        ----------         ----------
   Balance, end of year   (1,191,320)         (851,686)          (224,113)

Treasury stock:
  Balance, beginning
   of year                    (2,000)                -                  -
  Purchase of 20,000
   common shares at cost           -            (2,000)                 -
                          ----------        ----------         ----------
   Balance, end of year       (2,000)           (2,000)                 -
                          ----------        ----------         ----------
Total shareholders'
 equity                  $11,440,838        $3,010,396         $  567,310
                         ===========        ==========         ==========

See notes to consolidated financial statements.


FIRST AMERICAN CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Period from July 10
                                                             1996(date of
                                                          inception) through
                            Years ended December 31,          December 31,

                             1998              1997               1996
Operating activities:
Net loss                  $ (339,634)       $ (627,573)        $ (224,113)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
 Provision for
  depreciation and
  amortization                11,547             6,448              1,913
 Provision for deferred
  federal income taxes         4,277                 -                  -
 Increase in accrued
  investment income          (27,217)          (26,227)                 -
 Increase in deferred
  policy acquisition
  costs, net                 (13,119)                -                  -
 Decrease/(increase)
  in prepaid expenses           (566)            4,513                  -
 Increase in agent
  advances                    (4,554)          (45,481)            (4,550)
 Increase in other
  assets                      (1,664)             (754)           (14,707)
 Increase in policy
  reserves                     5,494                 -                  -
 Increase in deposits
  on pending policy
  applications                 9,554                 -                  -
 Increase in current
  federal income taxes         3,451               993                  -
 Increase/(decrease)
  in commissions,
  salaries, wages and
  benefits payable          (108,553)           87,000             24,385
 Increase/(decrease) in
  accounts payable to
  affiliate                    8,215            (5,566)            12,480
 Increase in accounts
  payable, accrued
  expenses and payable,
  accrued expenses and
  other liabilities            9,635             9,362              7,446
                          ----------        ----------         ----------
Net cash used in
 operating activities       (443,134)         (597,285)          (197,146)

Investing activities:
 Short-term investments
  acquired                (7,794,922)       (2,923,339)                 -
 Purchase of furniture
  and equipment              (27,759)          (10,135)           (13,519)
                          ----------        ----------         ----------
Net cash used in
 investing activities     (7,822,681)       (2,933,474)           (13,519)


Financing activities:
 Proceeds from public
  stock offering          10,014,199         3,523,450                  -
 Proceeds from private
  stock offering                   -                 -            812,000
 Cost of stock offerings  (1,244,123)         (450,791)           (20,577)
 Purchase of treasury
  stock                            -            (2,000)                 -
                          ----------        ----------         ----------
Net cash provided by
 financing activities      8,770,076         3,070,659            791,423
                          ----------        ----------         ----------
Increase/(decrease) in
 cash and cash
 equivalents                 504,261          (460,100)           580,758

Cash and cash
 equivalents, beginning
 of period                $  120,658        $  580,758         $        -
                          ----------        ----------         ----------
Cash and cash equivalents,
 end of period            $  624,919        $  120,658         $  580,758
                          ==========        ==========         ==========


See notes to consolidated financial statements.


1.   Nature of Operations

First American Capital Corporation (the "Company") was incorporated on
July 10, 1996 for the primary purpose of forming, owning and managing life insurance companies. On March 11, 1997, the Company's registration statement filed with the Office of the Kansas Securities Commissioner for a $12,500,000 intra-state public stock offering, which included a 10% "over-sale" provision (additional sales of $1,250,000), was declared effective. The Company completed its public stock offering on January 10, 1999, raising total capital of $13,750,000.

The Company has a wholly-owned insurance subsidiary, First Life America Corporation ("FLAC"), which is domiciled in Kansas. FLAC was incorporated on July 15, 1997 and capitalized with $1,200,000. On October 15, 1997, the
Kansas Department of Insurance ("KDI") granted FLAC a Certificate of Authority. On December 10, 1998, the Company provided FLAC with an additional $1,800,000 of capital. Total capitalization of FLAC is $3,000,000. Insurance operations commenced on November 19, 1998. Prior to the commencement of insurance operations, the Company was in the development stage.

The primary insurance product being marketed by FLAC is a modified payment whole life insurance policy with a flexible premium deferred annuity rider.
A modified payment whole life insurance policy requires premium payments to be made for a certain number of years after which the policyholder is entitled to full policy benefits. Typical premium paying periods for modified payment whole life insurance polices are ten, fifteen and twenty years. FLAC's product, marketed as the "First America 2000", combines both a ten and twenty payment period based on the issue age of the insured. Issue ages from 0 to 20 and 51 through 81 are ten pay polices and issue ages from age 21 to 50 are twenty pay policies. Premium payments are split between the life and annuity based on percentages established in the product design. First year premiums payments are allocated 100% to life insurance and renewal payments are split 50% to life and 50% to annuity. The product is being sold in premium units with the ability to purchase either fractional or multiple units. At the end of the required premium paying period, the policyholder may continue to make full premium payments into the annuity rider to provide for greater annuity accumulations.

The initial product was designed to provide predetermined life insurance benefits based on the age of the insured. The base coverage decreases each year until an ultimate benefit amount is attained. The annuity rider does not contain any fees or load. Surrender charges in the annuity are based on a regressive scale which starts at 10% in the first year and decreases by 1% each year until after the tenth policy year there are no surrender charges.

2.   Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") which, for FLAC, differ from statutory accounting practices prescribed or permitted by the KDI.

Certain amounts from prior years have been reclassified to conform with the current year's presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

Principals of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiary, FLAC. All intercompany accounts and transactions are eliminated in consolidation.

Management's Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investments

Short-term investments consist of investments with original maturities of less than one year and greater than three months.

Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase and are carried at cost which approximates fair value.

Interest earned on investments is included in net investment income.

Office Furniture and Equipment

Office furniture and equipment is recorded at cost less accumulated depreciation using the 200% declining balance method over the estimated useful life of the respective assets.

Office Lease

The Company is currently located in approximately 2,700 square feet of leased office space at 3360 S.W. Harrison Street, Topeka, Kansas 66611. This lease commenced on July 11, 1996 and is for a three year period that expires on July 31, 1999. Annual rent is $31,671.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring life insurance, which vary with, and are primarily related to, the production of new business have been deferred to the extent recoverable from future policy revenues and gross profits. The acquisition costs are being amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy reserves.

Future Policy Benefits

The liabilities for future policy benefits on the Company's life insurance products are computed using the net level premium method and assumptions as to investment yields, mortality, withdrawals and other assumptions, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. The assumptions utilized were 7.25% for investment yields, 1975-1980 select and ultimate tables for mortality, and Linton BA tables for withdrawal rates.

Premiums

Life insurance premiums for limited payment contract are recorded according to Statement of Financial Accounting Standard ("SFAS") No. 97. "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments". Any gross premium in excess of net premium is deferred and recognized in income in a constant relationship with insurance in force.

Federal Income Taxes

The Company uses the liability method of accounting for income taxes.
Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under generally accepted accounting principles and balances determined for tax reporting purposes.

Common Stock and Preferred Stock

The common stock is fully-paid and non-assessable with dividend rights subject to the prior rights of the holders of preferred stock and has full voting rights. The preferred stock has no voting rights, has a par and liquidation value of $5.00 per share of which dividends, if and when declared, will be paid at the rate of 6% of the par value, and is convertible into four shares of common stock until July 10, 1999.

All shareholder rights conferred by the Company's Articles and By-Laws vested in the subscribers immediately upon acceptance of the subscription by the Company. These rights include, inter alia, voting rights, liquidation and other preferences, etc. However, the actual issuance of ownership will not occur before July 10, 1999. Accordingly, the stock sold in the public offering is recorded as outstanding and not issued. Additionally, the share certificates, when issued, are not tradeable until October 10, 1999.

Net Loss Per Common Share

In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share. The net loss per share amounts for all periods have been presented to conform to the SFAS 128 requirements for basic earnings per share. The diluted earnings per share amounts are not presented as the effect of inclusion of the preferred stock outstanding as common stock equivalents would be antidilutive.

Net loss per common share is based upon the weighted average number of common shares outstanding each year. For the period ended December 31, 1996, organizer and private placement shares are assumed to be outstanding since inception. Shares issued during the public stock offering are assumed to be outstanding for one half month of the month in which they are sold. Accordingly, the weighted average outstanding common shares were 3,046,043, 2,772,770 and 2,720,000 for the periods ended December 31, 1998, 1997 and 1996, respectively.

3. Investments

The carrying value of short-term investments approximates their fair value. At December 31, 1998 and 1997 the fair value of short-term investments was $10,718,261 and $2,923,339, respectively.

Included in investments are securities which have a fair value of $411,535 at December 31, 1998, which are on deposit with the KDI.

Interest income consist of interest earned on short-term investments. Short -term investments include certificates of deposit and U.S. Treasury Bills.

The following table shows the components of investment income for the periods ending December 31, 1998, 1997 and 1996:


                                       1998           1997          1996
Investment income
  Short-term investments           $  348,591      $  75,162     $   4,961


4.  Concentrations of Credit Risk

The Company minimizes credit risk by investing in U.S. Treasury obligations and certificates of deposit. Certain certificates of deposit exceed the maximum insurance protection of $100,000 provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

5.  Income Taxes

The Company does not file a consolidated federal income tax return with FLAC. FLAC is taxed as a life insurance company under the provisions of the Internal Revenue Code and must file a separate tax return for its initial five years of existence. There was no Federal tax expense in 1996. Federal income tax expense for the years ended December 31, 1998 and 1997 consisted of the following:

                                          Year ended December 31,

                                       1998                    1997
Current                             $  4,444                 $   993
Deferred                               4,277                       -
                                    --------                 -------
Federal income tax expense          $  8,721                 $   993
                                    ========                 =======



Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% as follows:

                                          Year ended December 31,
                                       1998                    1997
Federal income tax benefit at
 statutory rate                    $ (112,510)             $ (213,037)
Small life insurance company
 deduction                            (11,037)                      -
Increase in valuation allowance       135,182                 215,287
Surtax exemptions                      (2,914)                 (1,257)
                                   ----------              ----------
Federal income tax expense         $    8,721              $      993
                                   ==========              ==========

Deferred federal income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Significant components of the Company's net deferred tax liability are as follows:

                                                December 31,
                                       1998                    1997
Deferred tax liability:
   Policy reserves                 $       201              $         -
   Deferred policy acquisition
    costs                                4,076                        -
                                   -----------              -----------
Total deferred tax liability             4,277                        -

Deferred tax asset:
   Net operating loss carry
    forward                          1,217,600                  799,200
   Alternative minimum tax
    credit carry forward                 1,198                        -
                                   -----------              -----------
Total deferred tax asset             1,218,798                  799,200
Valuation allowance                 (1,218,798)                (799,200)
                                   -----------              -----------
Net deferred tax asset                       -                        -
                                   -----------              -----------
Net deferred tax liability         $     4,277              $         -
                                   ===========              ===========


The Company has net operating loss carry forwards of approximately $1,217,600, expiring in 2011 through 2013. These net operating loss carry forwards are not available to offset FLAC income. FLAC has alternative minimum tax credit carry forwards of $1,198, which have no expiration date. Federal income taxes paid during 1998 was $993. There were no Federal Income taxes paid during 1996 or 1997.

6.     Shareholders' Equity and Statutory Accounting Practices

FLAC prepares its statutory-basis financial statements in accordance with statutory accounting practices ("SAP") prescribed or permitted by the KDI. Currently, "prescribed" statutory accounting practices include state insurance laws, regulations, and general administrative rules, as well as the National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC is in the process of codifying SAP ("Codification"). Codification will likely change, to some extent, prescribed SAP and may result in changes to the accounting practices that FLAC uses to prepare its statutory-basis financial statements. Codification, which is expected to be approved by the NAIC in 1999, will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for FLAC, the KDI must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the KDI. At this time it is unclear whether the KDI will adopt Codification. However, based on current draft guidance, management believes that the impact of Codification will not be material to FLAC's statutory-basis financial statements.

Net income for 1998 and 1997 and capital and surplus at December 31, 1998 and 1997 for the Company's insurance operations as reported in these financial statements prepared in accordance with GAAP as compared to amounts reported in accordance with SAP prescribed or permitted by the KDI are as follows:


                              GAAP                             SAP
                       ---------------------         ------------------------
                       Net        Capital and          Net       Capital and
                     Income         Surplus          Income        Surplus
                     ------       -----------        ------      -----------
1998               $ 57,959       $ 3,063,584      $ 47,931      $ 3,050,432

1997                  5,625         1,205,625         6,221        1,206,221


Principal differences between GAAP and SAP include: a) costs of acquiring new policies are deferred and amortized for GAAP; b) benefit reserves are calculated using more current assumptions relating to investments, mortality and withdrawals for GAAP; c) deferred income taxes are provided for GAAP;
d) statutory asset valuation reserves are not required for GAAP; and e) available-for-sale fixed maturity investments are reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity for GAAP.

Statutory restrictions limit the amount of dividends which may be paid by FLAC to the Company. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lesser of (a) 10% of statutory shareholder's surplus as of the preceding December 31, or (b) statutory net operating income for the preceding year. In addition, FLAC must maintain the minimum statutory capital and surplus, $1,200,000, required for life insurance companies domiciled in Kansas.

The KDI imposes on insurance enterprises minimum risk-based capital ("RBC") requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighing factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by ratio (the "Ratio") of the enterprises regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. FLAC has a Ratio that is in excess of the minimum RBC requirements; accordingly, FLAC meets the RBC requirements.

7.  Reinsurance

To minimize the risk of claim exposure to surplus, the Company retains a maximum of $50,000 of risk on individual life insurance; all amounts greater than $50,000, and all accidental death policies, are ceded to the Company's
reinsurer, Business Men's Assurance Company ("BMA").   At December 31, 1998,
FLAC had ceded $137,000 of ordinary business and $120,000 of accidental death benefit risk to Business Men's Assurance Company ("BMA"). In the event BMA is unable to fulfill their obligations under the reinsurance agreement, FLAC remains primarily liable. Pursuant to the terms of the agreement, FLAC pays no premiums on first year business.

8.  Related Party Transactions

Effective December 31, 1998, the Company entered into a service agreement with FLAC to provide personnel, facilities, and services to FLAC. The services to be performed pursuant to the service agreement are underwriting, claim processing, accounting, processing and servicing of policies, and other services necessary to facilitate FLAC's business. The agreement is in effect until either party provides ninety days written notice of termination. Under the agreement, FLAC pays monthly fees based on life premiums delivered by FLAC. The percentages are 25% of first year life premiums; 40% of second year life premiums; 30% of third year premiums 20% of fourth year life premiums and 10% of life premiums in years five and thereafter. FLAC will retain general insurance expenses related to its sales agency, such as agent training and licensing, agency meeting expenses, and agent's health insurance. Pursuant to the terms of the agreement, FLAC had incurred expenses of $4,081 for the year ended December 31, 1998.

The Company has contracted with First Alliance Corporation ("FAC") of Lexington, Kentucky to provide underwriting and accounting services for FLAC and the Company. Under the terms of the management agreement, the Company pays fees based on a percentage of delivered premiums of FLAC. The percentages are 5.5% for first year premiums; 4% of second year premiums; 3% of third year premiums; 2% of fourth year premiums and 1% for years six through ten for ten year policies and .5% in years six through twenty for twenty year policies. Pursuant to the agreement, the Company incurred $816 of management fees
during 1998.   FAC also owns approximately 9.9% of the Company's outstanding common shares.

9.  Fair Values of Financial Instruments

The fair values of financial instruments, and the methods and assumptions used in estimating their fair values, are as follows:

Short-term Investments

The carrying value of short-term investments approximates their fair value. At December 31, 1998 and 1997 the fair value of short-term investments was $10,718,261 and $2,923,339, respectively.

Cash and Cash Equivalents

The carrying values of cash and cash equivalents approximate their fair values. At December 31, 1998 and 1997, the fair value of cash and cash equivalents was $624,919 and $120,658, respectively.

10.  Segment Information

Prior to 1998 segment data has been presented on an "industry approach" in accordance with SFAS No. 14, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", become effective for 1998 and superseded SFAS No. 14, SFAS No. 131 requires a "management approach" (how management internally evaluates the operating performance of its business units) in the presentation of business segments. The segment data that follows has been prepared in accordance with SFAS No. 131. The operations of the Company and its subsidiaries have been classified into two operating segments as follows: life and annuity insurance operations and corporate operations. Segment information as of December 31, 1998, 1997 and 1996 and for the periods then ended is as follows:

                                      1998          1997          1996
Revenues:
  Life and annuity insurance
   operations                    $     91,848   $    31,618    $         -
  Corporate operations                273,068        43,544          4,961
                                 ------------   -----------    -----------
            Total                $    364,916   $    75,162    $     4,961
                                 ============   ===========    ===========

Income (loss) before income
 taxes:
  Life and annuity insurance
   operations                    $     66,680   $     6,618    $         -
  Corporate operations               (397,593)     (633,198)      (224,113)
                                 ------------   -----------    -----------
            Total                $   (330,913)  $  (626,580)   $  (224,113)
                                 ============   ===========    ===========

Assets:
  Life and annuity insurance
   operations                    $  3,113,186   $ 1,231,618    $         -
  Corporate operations              8,395,825     1,914,878        611,621
                                 ------------   -----------    -----------
            Total                $ 11,509,011   $ 3,146,496    $   611,621
                                 ============   ===========    ===========

Depreciation and amortization
 expense:
  Life and annuity insurance
   operations                    $        229   $         -    $         -
  Corporate operations                 11,547         6,448          1,913
                                 ------------   -----------    -----------
            Total                $     11,776   $     6,448    $     1,913
                                 ============   ===========    ===========
